UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aventura Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053563102

(CUSIP Number)

Donald Foss, Manager

American Dealer Enterprise Group, LLC

25505 W. Twelve Mile Road, Suite 4125

Southfield, MI 48034

(248) 353-2700

With copies to:

Michael T. Raymond, Esq.

Dickinson Wright PLLC

301 E. Liberty, Suite 500

Ann Arbor, MI 48104-2266

(734) 623-1663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Dealer Enterprise Group, LLC I.R.S. Identification No. 38-3273669
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) Sole Voting Power 146,880,667 common shares
(8) Shared Voting Power 0
(9) Sole Dispositive Power 146,880,667 common shares
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 146,880,667 common shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 5.3%
(14)	Type of Reporting Person OO

Item 1.	Security and Issuer

The security upon which this report is based is the common stock of Aventura Holdings, Inc., a Florida corporation (the “Company”), with its principal place of business located at 5555 Anglers Avenue, Suite 9, Fort Lauderdale, Florida 33312.

Item 2.	Identity and Background

This Schedule 13D is being filed by American Dealer Enterprise Group, LLC (the “Reporting Person”). The Reporting Person is a limited liability company organized under the laws of the State of Michigan which engages in used vehicle sales and financing. The address of the Reporting Person’s principal place of business and principal office is 25505 W. Twelve Mile Road, Suite 4125, Southfield, Michigan 48034.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 10, 2006, the Company executed a promissory note (the “Note”) in favor of the Reporting Person, pursuant to which the Company obtained a line of credit from the Reporting Person in the maximum aggregate principal amount of $750,000. Borrowed funds under the Note accrued interest at a fixed rate of 10% per annum. On July 27, 2006, October 30, 2006 and March 15, 2007, the Reporting Person advanced $75,000, $75,000 and $50,000 to the Company under the Note. The 2006 year ending principal balance was $150,000. As of December 31, 2006, $4,555 in interest had been accrued on such principal balance, for an aggregate indebtedness under the Note of $154,555. From January 1, 2007 through November 5, 2007, $15,766 in interest accrued on the Note for an aggregate indebtedness of $220,321. On November 6, 2007, the Reporting Person converted the Note to 146,880,667 shares of Company common stock at a conversion rate of $0.0015 per common share (the “Transaction”). Neither the Company nor the Reporting Person have further obligations pursuant to the Note.

Importantly, when the Transaction closed on November 6, 2007, the Reporting Person owned approximately 4.8% of the voting securities of the Company. This figure is based on the 3,043,443,527 shares of common stock outstanding as of August 20, 2007 and November 15, 2007, as identified in the Company’s 10-Q filings (collectively, the “Second and Third Quarter 10-Qs”) released prior to and after the Transaction. Because the Company’s Second and Third Quarter 10-Qs indicated that the Reporting Person did not meet the 5% threshold, the Reporting Person did not initially file a Schedule 13D after the Transaction. As discussed in Item 5, however, it has now come to the Reporting Person’s attention that it’s beneficial ownership percentage in the voting securities of the Company has since then been modified to approximately 5.3%. This is the result of a correction the Company made to the aggregate amount of shares of common stock outstanding as reported in its Form 10-K filing on March 31, 2008.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person intends to review on a continuing basis its investment in the common stock and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the common stock, acquire additional common stock, or dispose of all or a portion of the common stock it now owns or may hereafter acquire. Except as otherwise noted below, the Reporting Person does not have plans that relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c)	any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d)	any other material change in the present capitalization or dividend policy of the Company;

(e)	any other material change in the Company’s business or corporate structure;

(f)	any changes in the Company’s bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 146,880,667 shares of common stock of the Company, or approximately 5.3% of the voting securities of the Company. These figures are based on the 2,790,324,194 shares of common stock outstanding as of March 28, 2008, as identified in the Company’s most recently available 10-K filing.

(b)	The responses of the Reporting Person with respect to rows seven through ten (7-10) of the cover page to this Schedule 13D are incorporated herein by reference.

(c)	During the past 60 days immediately preceding the date of this Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)	No longer applicable. The information set forth in Item 3 is hereby incorporated by reference into this Item 4(e).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2008	American Dealer Enterprise Group, LLC

	By:	/s/ Donald Foss
	Name:	Donald Foss
	Title:	Member